Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half-years ended June 30, 2026 and 2025

(RMB and US$ amounts expressed in thousands, except per share data)

	First Half of 2026		First Half of 2025
	RMB’000	US$’000	RMB’000	US$’000
Revenue*	14,666,429	2,153,376	12,877,928	1,890,782
Cost of sales*	(12,155,207)	(1,784,670)	(11,038,464)	(1,620,706)
Gross profit	2,511,222	368,706	1,839,464	270,076
Other operating income, net	150,201	22,053	221,436	32,512
Research and development expenses	(593,402)	(87,125)	(476,693)	(69,990)
Selling, general and administrative expenses	(1,079,811)	(158,542)	(962,491)	(141,316)
Operating profit	988,210	145,092	621,716	91,282
Finance costs	(27,044)	(3,971)	(32,194)	(4,727)
Share of results of associates and joint ventures**	95,907	14,081	61,407	9,016
Profit before tax	1,057,073	155,202	650,929	95,571
Income tax expense	(215,272)	(31,607)	(116,159)	(17,055)
Profit for the period	841,801	123,595	534,770	78,516
Attributable to:
Equity holders of the Company	560,602	82,309	365,790	53,706
Non-controlling interests	281,199	41,286	168,980	24,810
	841,801	123,595	534,770	78,516
Earnings per share
- Basic	14.94	2.19	9.75	1.43
- Diluted	14.81	2.17	9.75	1.43
Unit sales	277,684		250,396

Note:

* As disclosed in the Company’s 2025 Second Half-Year and Full Year Financial results announcement, Revenue and Cost of Sales for first half of 2025 were adjusted downwards by RMB 928,239 thousand to RMB 12,877,928 thousand with the corresponding cost of sales reduced by RMB 928,239 thousand to RMB 11,038,464 thousand. There were no changes to the Gross Profit, Operating Profit, Profit before tax and Profit for the period.

** NYDK’s financial results for the three months ended March 31, 2026 were reflected in the share of results of associates and joint ventures. NYDK’s financial results have been consolidated since April 1, 2026 following Yuchai’s acquisition of control over NYDK on March 31, 2026. The assets and liabilities relating to NYDK as at December 31, 2025 and June 30, 2026 have been recognized based on their provisional values.

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED FINANCIAL POSITION ITEMS

For the periods ended June 30, 2026 and December 31, 2025

(RMB and US$ amounts expressed in thousands)

	June 30, 2026 (Unaudited)		December 31, 2025 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	8,101,695	1,189,519	7,913,083
Trade and bills receivables	14,053,750	2,063,420	11,005,377
Inventories	5,751,490	844,454	5,565,489
Trade and bills payables	13,203,865	1,938,637	11,648,031
Short-term and long-term loans and borrowings	1,430,682	210,058	2,020,020
Equity attributable to equity holders of the Company	10,157,545	1,491,366	9,580,961

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